UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69453

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2020 (MM/DD/YY) AND ENDING 3/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W Campion Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4242 Six Forks Road, Suite 820
(No. and Street)

Raleigh	NC	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gavin Shaw — (919) 590-3230
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciaccotta Wilkens & Dunleavey, LLP
(Name - if individual, state last, first, middle name)

9501 W. 171st Street, H-103	Tinley Park	IL	60487
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gavin Shaw, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of W Campion Capital, LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATHRYN D HOOVER
My Commission Expires
NOTARY
PUBLIC
10-31-22
WAKE COUNTY, NC

Signature

President
Title

Kathryn D. Hoover
Kathryn D. Hoover
5-26-21

Notary Public

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S

W CAMPION CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MARCH 31, 2021

W CAMPION CAPITAL LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
W Campion Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of W Campion Capital LLC (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of W Campion Capital LLC as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as W Campion Capital LLC's auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
May 26, 2021

W CAMPION CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

<u>ASSETS</u>

ASSETS

Cash	$	46,657
Fees receivable		403,427
Other assets		17,992
TOTAL ASSETS	$	468,076

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES

Accrued expenses	$	9,671
TOTAL LIABILITIES		9,671
MEMBER'S EQUITY		458,405
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	468,076

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

W Campion Capital LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in February 2014, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on October 30, 2014.

W Campion Capital LLC is a single member LLC, wholly owned by Campion Capital Ltd. (the "Sole Member") based in London, United Kingdom. The Company is a placement agent for private alternative investment funds on a best efforts basis. It operates out of three offices, a main office in Raleigh, North Carolina, a registered branch in Miami, Florida and a non-registered branch in London, United Kingdom.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as a percentage of the fund management fees paid by the fund manager on a quarterly basis. At March 31, 2021, there were no advances to the Company. Fees receivable at March 31, 2021 were $403,427. In the opinion of management, at March 31, 2021, all fees receivable were considered collectible and no allowance was necessary.

Income Taxes

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is subject to examination by federal, state or local tax authorities for the years ended March 31, 2018 thru March 31, 2021. As of March 31, 2021, the Company had federal and state net operating loss carryforwards of approximately $3,050,000, of which $1,350,000 expire in 2037.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit.   The Company believes it is not exposed to any significant credit risk to cash.

During the year ended March 31, 2021, there were four customers that represented 90% of total revenues and 97% of fees receivable at March 31, 2021.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2021, the Company had net capital of $36,986, which exceeded its requirement by $31,986.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2021, this ratio was 0.26 to 1.

Note 5 - Recent Accounting Pronouncements

On April 1, 2019, the Company adopted ASU 2016-02 *Leases – (Topic 842)*.   ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements.   ASU 2016-02 is effective for fiscal years beginning after December 15, 2018.

Note 6 - Forgiveness of Debt

During the year ended March 31, 2021, the Company was granted a loan in the amount of $63,958, pursuant to the Paycheck Protection Program "PPP".   The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (CARES Act) provides for loans to qualifying businesses for an amount up to 2.5 times the average monthly payroll expenses of qualifying businesses.   The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities and maintains its payroll levels. The amount of loan forgiveness is reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.   The Company was granted forgiveness of this loan in March of 2021. The Company recognized revenue of $63,958 as a result of this forgiveness of debt.

Note 7 - Leases

In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use (ROU) asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective April 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use assets and liabilities for leases with a term of 12 months or less.

The Company was not a party to any leases in excess of 12 months during the year ended March 31, 2021.

In October 2020, the Company renewed a lease for its Miami office space for twelve months ending September 30, 2021.

The Company did not renew its current lease for its Raleigh office space past March 31, 2020 and is now a tenant-at-will.

Total rent expense for the year ended March 31, 2021 was $38,436.

Note 8 - Commitments and Contingencies

The Company has no other commitments, no contingent liabilities and had not been named as defendant in any lawsuit at March 31, 2021.

In February 2021, the Company signed a lease for property in Raleigh, NC with a target deliver date of October 1, 2021. The term of the lease is 126 months of which the first six months will be abated. The monthly lease payments will be $2,125 and will increase by 2.5% every year.

Future Minimum Lease Payments are as follows:

For the year ended March 31,

2022	$ 12,748
2023	26,131
2024	26,789
2025	27,454
2026	28,140
Thereafter	167,938
Total	$289,200

Note 9 - <u>Revenue from Contracts with Customers</u>

Revenues from contracts with customers includes fund management fees. The performance obligation for fund management fees is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fund management fees are received quarterly and recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Note 10 -<u>Related Party</u>

During the year ended March 31, 2021, the Company entered into an agreement to provide consulting services to its sole member. Total revenue from this agreement was $48,000 for the year ended March 31, 2021.

Note 11 -<u>Subsequent Events</u>

Subsequent events have been evaluated through the date the financial statements were available to be issued and no events have been identified which require disclosure.